[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 15, 2020

VIA EDGAR AND FEDERAL EXPRESS

Ms. Julie Griffith

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	SelectQuote, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Submitted May 8, 2020
Registration No. 333-236555

Dear Ms. Griffith:

On behalf of SelectQuote, Inc., a Delaware corporation (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 14, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR.

For the convenience of the Staff, the Staff’s comment is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. All page references in the responses set forth below refer to pages of Amendment No. 3.

Acquisitions, page 89

1.

We note you acquired InsideResponse, LLC on May 1, 2020 for an aggregate purchase price of up to $65.0 million. Please tell us why you believe you do not need to file the purchase agreement as an exhibit to the registration statement.

Response: The Company respectfully submits to the Staff that the Company has determined that the Agreement and Plan of Merger, dated February 12, 2020, by and among the Company, SQ-IR Merger Sub LLC, a wholly owned subsidiary of the Company, InsideResponse, LLC (“Inside Response”) and the other parties thereto (as amended on May 1, 2020 (the “Merger Agreement”)) is not a material plan of acquisition under Item 601(b)(2) of Regulation S-K or a material contract under Item 601(b)(10) of Regulation S-K. With respect to the Company’s analysis of materiality, the Company considered quantitative and qualitative factors including the quantitative factors described below in the Company’s Response to Comment 2.

Notes to Condensed Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Acquisition, page F-6

2.

Please provide us with a summary of your significance tests performed pursuant to Rule 1-02(w) of Regulation S-X related to your acquisition of InsideResponse, LLC in support of your determination of whether audited financial statements and pro forma financial information should be provided in your filing pursuant to Rule 3-05 and Article 11 of Regulation S-X, respectively. Additionally, and to the extent available, please revise your filing to provide the disclosures required pursuant to ASC 805-10-50.

Response: The Company respectfully advises the Staff that it considered the requirements of Rule 3-05 of Regulation S-X , Article 11 of Regulation S-X and the significance tests of Rule 1-02(w) of Regulation S-X and determined that it was not required to include audited financial statements of, and pro forma financial information relating to the acquisition of, InsideResponse. The Company compared (i) the total assets of InsideResponse compared to the Company’s total consolidated assets (“Asset Test”); (ii) the amount of the Company’s investment in Inside Response compared to the Company’s consolidated total assets (“Investment Test”); and (iii) the pre-tax income from continuing operations of InsideResponse compared to the Company’s consolidated pre-tax income from continuing operations (“Income Test”), in each case, based on a comparison between the Company’s consolidated and InsideResponse’s most recent annual audited financial statements.

Ms. Julie Griffith

May 15, 2020

The Company’s calculation of the significance tests for the InsideResponse acquisition are as follows:

Asset Test – 1.8%	Investment Test – 16.0%	Income Test – 3.0%

The percentages were calculated as follows (the dollar amounts below are in U.S. dollars and based on U.S. GAAP audited financial statements of the Company and InsideResponse):

Asset Test	Total assets of InsideResponse as of December 31, 2019	$7,183	1.8%
	Consolidated total assets as of June 30, 2019 of the Company	$406,940
Investment Test	Aggregate consideration for acquisition of InsideResponse on acquisition date, assuming earn-out consideration is paid in full	$65,000	16.0%
	Consolidated total assets as of June 30, 2019 of the Company	$406,940
Income Test	Pre-tax income of InsideResponse for the year ended December 31, 2019	$2,874	3.0%
	Consolidated pre-tax income for the Company for the year ended June 30, 2019	$94,613

The Company respectfully submits that Note 1 to the Condensed Consolidated Financial Statements on pages F-6 to F-7 of Amendment No. 3 includes all disclosures related to the InsideResponse acquisition required pursuant to ASC 805-10-50 and no additional information is available.

*                             *                            *

Ms. Julie Griffith

May 15, 2020

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen Mark F. Veblen

Enclosure

cc:	Tim Danker (SelectQuote, Inc.)
Raffaele Sadun (SelectQuote, Inc.)
Daniel A. Boulware, Esq. (SelectQuote, Inc.)
Jonathan L. Freedman, Esq. (Sidley Austin LLP)
Samir A. Gandhi, Esq. (Sidley Austin LLP)